

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

<u>Via E-mail</u>
Mr. Carlos José García Moreno Elizondo
Chief Financial Officer
América Móvil, S.A.B. DE C.V.
Lago Zurich 245, Plaza Carso
Edificio Telcel, Colonia Granada Ampliación, 11529, México, D.F., México

> **Re: América Móvil, S.A.B. DE C.V.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-16269**

Dear Mr. Elizondo:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2012</u>

<u>Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting, page 116</u>

1.   We note the opinion paragraph is "as of December 31, 2011." Please ask your auditors to opine on effectiveness of your internal control over financial reporting as of December 31, 2012.

Consolidated Financial Statements for the Years Ended December 31, 2010, 2011, and 2012

Notes to Consolidated Financial Statements

Note 1(c). Revenue Recognition, page F-13

2.   Refer to your second paragraph. Addressing paragraph 10 of IAS 8, please tell us in detail why your revised accounting policy is appropriate. Based on your disclosure under "Other related services," it appears that your distributors are the buyers of the asset. Include in your response the terms and clauses of the distributor agreements you considered in arriving at your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director